Mail Stop 7010

      February 21, 2006

Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
5405 Spine Road
Boulder, Colorado 80301

      Re:	Dynamic Materials Corporation
		Form 10-K for the year ended December 31, 2004
		Form 10-Q for the period ended September 30, 2005
      File No. 1-14775

Dear Mr. Cariou:

      We have reviewed your response letter dated February 9, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Note 8 - Discontinued Operations, page 53

1. We note your response to comment 3 from our letter dated
November
10, 2005. Based on the additional information provided to us, we will not object to the classification of the divestiture of your Spin
Forge division as discontinued operations. However, we believe that you should provide a more robust discussion of your agreements with
Aerojet, and how you concluded that these agreements qualified for treatment as discontinued operations, in your future Exchange Act filings. Given that you retained ownership of your manufacturing equipment and are leasing that equipment to Aerojet under an operating lease, we also believe it would be useful to your readers if you clarified that you do not intend to operate the leased equipment again, and that you plan to liquidate this equipment if Aerojet does not exercise their purchase option to buy the equipment.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Note 8 - Stock Split

2. Please confirm to us that you will give retroactive effect to your
October 2005 2-for-1 stock split on your balance sheet, statement of stockholders` equity, and EPS calculations in your upcoming
December
31, 2005 Form 10-K.  Refer to SAB Topic 4:C.


*	*	*


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
February 21, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE